UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 000-19969

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ArcBest 401(k) and DC Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArcBest Corporation

8401 McClure Drive

Fort Smith, Arkansas 72916

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting

Firm and Financial Statements

December 31, 2024 and 2023

ArcBest 401(k) and DC Retirement Plan

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee, Plan Administrator, and Plan Participants

ArcBest 401(k) and DC Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ArcBest 401(k) and DC Retirement Plan (Plan) as of December 31, 2024 and 2023 and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Forvis Mazars, LLP

We have served as the Plan’s auditor since 2004.

West Des Moines, Iowa

June 25, 2025

ArcBest 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Cash	$2,526	$82

Investments, At Fair Value
Mutual funds	420,500,038	349,705,043
Collective trust funds	323,287,158	288,892,579
ArcBest Corporation stock fund	4,914,215	8,396,509
Self-directed brokerage accounts	9,889,909	9,246,585
	758,591,320	656,240,716

Receivables
Employer contributions	11,227,639	13,610,090
Participant contributions	—	809,068
Notes receivable from participants	8,567,701	8,556,013
	19,795,340	22,975,171

Net Assets Available for Benefits	$778,389,186	$679,215,969

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2024 and 2023

	2024	2023

Contributions
Participants	$30,256,677	$28,310,815
Employer	20,045,698	19,231,261
Rollovers	4,030,394	2,632,329
Total contributions	54,332,769	50,174,405

Deductions
Benefits paid to participants	51,066,835	81,106,532
Administrative expenses	457,977	523,990
Total deductions	51,524,812	81,630,522

Net Investment Income
Net appreciation in fair value of investments	83,107,153	93,558,402
Interest and dividends	10,771,298	9,487,184
Other income	1,773,031	1,126,752
Net investment income	95,651,482	104,172,338

Interest Income on Notes Receivable from Participants	702,703	600,406

Transfers In from Other Plan	11,075	7,790,033

Net Increase	99,173,217	81,106,660
Net Assets Available for Benefits, Beginning of Year	679,215,969	598,109,309
Net Assets Available for Benefits, End of Year	$778,389,186	$679,215,969

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

Note 1:Description of the Plan

The following description of the ArcBest 401(k) and DC Retirement Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator, ArcBest Corporation.

General

The Plan is a defined contribution plan sponsored by ArcBest Corporation which covers eligible employees of ArcBest Corporation and substantially all of its subsidiaries including: ABF Freight System, Inc.; ABF Cartage, Inc.; ArcBest II, Inc.; ArcBest Technologies, Inc.; ArcBest International, Inc.; MoLo Solutions, LLC; and FleetNet America, Inc. (until the sale in 2023); (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

On February 28, 2023, the Company sold its wholly owned subsidiary, FleetNet America, Inc. Each active participant immediately became 100% vested in their account and FleetNet America, Inc. ceased to be a Participating Company.

Effective June 1, 2023, the Plan was amended to merge the MoLo Solutions 401(k) Plan (the “MoLo Plan”) into the Plan. The related participants and plan assets of the MoLo Plan were transferred to the Plan during June 2023.

The Plan provides a DC Retirement feature (the “DC feature”) for eligible employees. The DC feature of the Plan covers substantially all regular full-time employees of the Company, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company, which is subject to the provisions of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective June 1, 2023, the Company changed its 401(k) recordkeeper from Transamerica Retirement Solutions, LLC to Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Bank became the trustee and custodian of the Plan. For January 1, 2023 through June 1, 2023, Transamerica Retirement Solutions, LLC was the Plan recordkeeper and State Street Bank and Trust Company was the trustee and custodian of the Plan. State Street Bank and Trust Company serves as a directed sub-custodian and fund accountant of the ArcBest Corporation stock fund.

Contributions

For 2024 and 2023, the Plan allowed participants to contribute up to 75% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations. In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions. Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions. Employee rollover contributions are also permitted. Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account. Company 401(k) matching contributions may be made in the form of cash or ArcBest Corporation stock. The Company 401(k) matching contributions for the 2024 and 2023 plan years were made in the form of cash. For the years ended December 31, 2024 and 2023, the Company 401(k) matching contributions as a percentage of each participant’s annual compensation deferral are presented in the following table:

Company 401(k) Matching
Contribution as a Percentage
of Each Participant's Annual
Participating Company	Compensation Deferral
ArcBest Corporation	50% of the first 6%
ArcBest II, Inc.	50% of the first 6%
ABF Freight System, Inc.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
ArcBest Technologies, Inc.	50% of the first 6%
ArcBest International, Inc.	50% of the first 6%
MoLo Solutions, LLC(a)	50% of the first 6%
FleetNet America, Inc.(b)	No Match

(a)	Effective June 1, 2023, the Plan was amended to merge the MoLo Plan into the Plan. The related participants and plan assets of the MoLo Plan were transferred to the Plan during June 2023.
(b)	On February 28, 2023, the Company sold its wholly owned subsidiary, FleetNet America, Inc.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

An additional annual 401(k) profit sharing Company contribution may be made at the discretion of each Participating Companies’ Board of Directors. For the years ended December 31, 2024 and 2023, no additional 401(k) Company profit sharing contributions were made. The Company accrued discretionary contributions related to the DC feature of the Plan of $11,083,757 and $13,456,224 for the 2024 and 2023 plan years, respectively. Discretionary Company contributions under the DC feature are made subsequent to year end to a participant’s account based on a percentage of the participant’s eligible compensation.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, collective trusts, and, for 401(k) employee and Company matching contributions, the ArcBest Corporation stock fund and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”). A participant’s investment in the ArcBest Corporation stock fund is generally limited to 10% of the participant’s 401(k) account balance. A participant’s investment in the PCRA is generally limited to 25% of the participant’s 401(k) account balance. Participants may change the allocation of their investments daily.

Effective June 1, 2023, the Vanguard Retirement Trust II Collective Trust is the Plan’s Qualified Default Investment Alternative (“QDIA”) for participants who do not make their own investment election. Prior to June 1, 2023, PortfolioXpress was the Plan’s QDIA. Plan participants who elected to invest in the PortfolioXpress service offered by Transamerica, designated their retirement year. CapTrust, the Plan’s investment advisors, customized allocations based on the retirement year utilizing the investment holdings of the Plan. The portfolio was rebalanced quarterly and as the participant got closer to normal retirement age. The PortfolioXpress allocation was held in the individual funds of the Plan rather than in a separate segregated fund.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature. Each participant’s account is credited with related investment returns. Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon. Participants are fully vested in the Company’s contributions and related earnings after three years of continuous service. Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings. Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions and related earnings after three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions and related earnings.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans. The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence). Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.

No loans are allowed under the DC feature.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant. The Plan also allows participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment. The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death. Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

For the period January 1 through May 31, 2023, a participant who selected SecurePath for Life investment option issued by Transamerica Life Insurance Company of the Plan elected any distribution method permitted by the variable annuity fund investment option. See Note 2 for discussion of the SecurePath for Life investment options.

Forfeited Accounts

Forfeited nonvested accounts reported under Common Collective Trust in the accompanying statement of net assets available for benefits totaled $187,587 and $1,231,560 at December 31, 2024 and December 31, 2023, respectively. These accounts will be used to reduce future employer contributions. Forfeitures of $1,100,292 and $3,237,823 were used to reduce the Company’s 401(k) matching contributions during the 2024 and 2023 plan years, respectively and $800,000 and $4,603 were used to reduce the employer defined contribution during the 2024 and 2023 plan years, respectively.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ArcBest Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account.

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date. Common Stocks are valued at the closing price reported on the active market on which the securities are traded. See Note 3 for discussion of fair value measurements.

The Galliard Stable Return Fund C, an investment option of the Plan, is a collective trust fund managed by sub. Advisor Galliard Capital Management. The Plan’s interest in the collective trust investment is valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trust at year-end. The Fund seeks to provide investors with a moderate level of stable income without principal volatility and is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

The Vanguard Target Retirement Trust II series, investment options of the Plan, are investments of the Vanguard Target Retirement Trust II Collective Trust. The Plan’s interest in the collective trust investments are valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trusts at year-end. The collective trust investment in the Vanguard Target Retirement Trust II series are directly invested in a mix of Vanguard funds

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

and trusts, whose principal objective is to provide growth of capital and current income consistent with its current target allocation by investing in a gradually more conservative mix of Vanguard funds and trusts.

The ArcBest Corporation stock fund is a unitized stock fund, which invests in the common stock of ArcBest Corporation with a percentage of the fund allocated to a cash equivalent holding in the State Street Institutional Liquid Reserves Fund. The NAV of the ArcBest Corporation stock fund at the financial statement date provided by the Plan recordkeeper is based on the value of the shares of ArcBest Corporation common stock held in the fund, which are valued at the closing price reported on the NASDAQ Global Select Market, and the value of the cash equivalent investment holding of the fund.

The Plan’s PCRA investment option is a self-directed brokerage account that allows participants to invest in investments of their choosing.

Prior to June 1, 2023, the Diversified Stable Pooled Fund, was an investment option of the Plan, as an investment of the Diversified Investment Advisors Collective Trust. The Plan’s interest in the collective trust investment was valued at estimated fair value as provided by the Plan recordkeeper, which was based on information reported in the audited financial statements of the collective trust at year-end. The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund W and indirectly invested in the Wells Fargo Stable Fund G, whose principal objective is to protect the principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

Prior to June 1, 2023, the Plan offered SecurePath for Life investment options which are registered variable annuity funds issued by Transamerica Life Insurance Company. Those variable annuity funds were subaccounts of Separate Account VA FF, a pooled separate account established by Transamerica Life Insurance Company. The NAV of the variable annuity funds was a daily-calculated unit value based on the underlying investments of the pooled separate account, which were Vanguard Target Retirement mutual funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the date paid by the issuer. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the note. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution. Interest accrues until a loan is treated as a deemed distribution. Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan’s most recent determination letter is dated August 29, 2017. In the letter, the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of and for the years ended December 31, 2024 and 2023.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document and are included in net appreciation in fair value of investments. All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Effective June 1, 2023, non-investment related fees are charged at an annual rate of $39 per participant. This fee is charged to participant accounts and paid out of plan assets and all revenue sharing is rebated back to participants; however, as of December 31, 2024 and 2023, the Plan has not generated any revenue share based on the investments available in the Plan. For the period ended May 31, 2023, non-investment related fees were charged at an annual rate of 0.10% to each participant’s account and all revenue sharing was rebated back to participants based on their investment allocations. Fees related to the administration of notes receivable from participants were charged directly to the participant’s account and were included in administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.
●	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2024 and 2023. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan’s investments classified as Level 1 include mutual funds and self-directed brokerage accounts, whose underlying assets are primarily Level 1.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements. The Plan’s collective trust investments, which are an observable input and are included in investments measured at net asset value. The fair value of the Plan’s Level 2 investment in the ArcBest Corporation stock fund is calculated based on the quoted market price of the common stock, which is traded in an active market, and the money market mutual fund investment held in the fund. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan has no investments classified as Level 3.

During the years ended December 31, 2024 and 2023, there were no investments transferred between levels of the fair value hierarchy.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2024 and 2023:

	2024
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$420,500,038	$—	$—	$420,500,038
Self-directed brokerage accounts	9,889,909	—	—	9,889,909
ArcBest Corporation stock fund	—	4,914,215	—	4,914,215
Total assets in fair value hierarchy	$430,389,947	$4,914,215	$—	$435,304,162

Investments measured at net asset value(a)
Collective trust funds(b)				323,287,158
Total investments at fair value				$758,591,320

	2023
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$349,705,043	$—	$—	$349,705,043
Self-directed brokerage accounts	9,246,585	—	—	9,246,585
ArcBest Corporation stock fund	—	8,396,509	—	8,396,509
Total assets in fair value hierarchy	$358,951,628	$8,396,509	$—	$367,348,137

Investments measured at net asset value(a)
Collective trust funds(b)				288,892,579
Total investments at fair value				$656,240,716

(a)	Investments are measured using the NAV practical expedient, and therefore, have not been classified in the fair value hierarchy.
(b)	Funds file U.S. Department of Labor Form 5500 as a direct filing entity. Therefore, disclosure of significant investment strategy is not required. There are no unfunded commitments or significant restrictions on redemptions.

Note 4:Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the ArcBest Corporation stock fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions. The ArcBest Corporation stock fund also holds cash equivalent investments in the State Street Institutional Liquid Reserves Fund administered by State Street Global Markets, LLC, and an affiliate of State Street Corporation. State Street Bank and Trust Company is also an affiliate of State Street Corporation.

CapTrust Partners, LLC provides investment consulting and investment management services for the plan. CapTrust Partners, LLC customized the age-based target retirement allocation utilizing the investment holdings of the Plan for participants that chose the PortfolioXpress service for the period ending May 31, 2023. During 2024 and 2023, the Plan paid CapTrust Partners, LLC a total of $75,338 and $122,166, respectively, for these services.

For the period ending May 31, 2023, the Plan invested in certain funds managed by the Plan’s former recordkeeper, Transamerica Retirement Solutions, LLC (“Transamerica”), or issued by Transamerica Life Insurance Company, which are affiliated companies owned by AEGON N.V. The Diversified Stable Pooled Fund was managed by Transamerica and the SecurePath for Life investment options are variable annuity funds issued by Transamerica Life Insurance Company; therefore, transactions with these funds qualify as party-in- interest. National Financial Services and Mid Atlantic Capital Corporation provide securities brokerage services to the

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2024 and 2023

Plan. For the period ended May 31, 2023, all revenue sharing was rebated to the Plan and Transamerica’s annual administrative fee of 0.06%, plus the 0.04% in additional qualified annual expenses were charged directly to the Plan. Effective June 1, 2023, all revenue sharing is rebated to participant accounts; however, as of December 31, 2024 and 2023, the Plan has not generated any revenue share based on the investments available in the Plan. The Plan paid $232,597 of transaction processing and account administration fees, not covered by revenue sharing, to Transamerica during 2023 which are included in administrative expenses.

For the year ended December 31, 2024 and the period from June 1, 2023 through December 31, 2023, the Plan paid $288,767 and $94,356, respectively, for recordkeeping, trust, and administrative and advisor services to Schwab Retirement Plan Services, Inc.

Individually immaterial expenses paid by the Plan to parties-in-interest aggregating to $93,873 and $74,870 were recorded in administrative expenses for 2024 and 2023, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 5:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the financial statements.

Supplemental Schedule

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2024

	Identity of Issuer	Description of Investment	Current Value
	Cash
*	Charles Schwab Trust Bank	Cash Reserve Account	$2,526

	Investments
	Mutual Funds
	Vanguard Trust Company	Vanguard Institutional Index Instl Pl, 502,306 shares	$240,544,503
	Vanguard Trust Company	Vanguard Midcap Index Institutional, 703,337 shares	50,787,940
	Vanguard Trust Company	Vanguard Total Bond Market Index, 2,661,972 shares	40,941,134
	Vanguard Trust Company	Vanguard Dvlp Markets Index Instl, 3,646,465 shares	34,568,490
	Vanguard Trust Company	Vanguard Small Cap Index Institutional, 252,323 shares	29,054,948
	Vanguard Trust Company	Vanguard Inflation Protected Secs I, 1,265,916 shares	11,608,453
	Vanguard Trust Company	Vanguard Total Intl Bond Idx Institutional, 240,136 shares	7,071,991
	Vanguard Trust Company	Vanguard Emrg Markets Index Admiral, 99,070 shares	3,642,818
	Vanguard Trust Company	Vanguard Real Estate Index Admiral, 18,049 shares	2,279,761

	Collective Trust Investment
	Galliard Capital Management	Galliard Stable Return Fund C, 485,187 shares	29,824,424
	Vanguard Trust Company	Vanguard Target 2020, 146,827 shares	6,886,200
	Vanguard Trust Company	Vanguard Target 2025, 597,308 shares	29,524,958
	Vanguard Trust Company	Vanguard Target 2030, 593,033 shares	30,292,132
	Vanguard Trust Company	Vanguard Target 2035, 841,397 shares	45,427,033
	Vanguard Trust Company	Vanguard Target 2040, 527,593 shares	30,526,533
	Vanguard Trust Company	Vanguard Target 2045, 706,051 shares	42,652,542
	Vanguard Trust Company	Vanguard Target 2050, 561,434 shares	34,595,538
	Vanguard Trust Company	Vanguard Target 2055, 453,079 shares	37,440,042
	Vanguard Trust Company	Vanguard Target 2060, 284,353 shares	18,517,061
	Vanguard Trust Company	Vanguard Target 2065, 166,195 shares	6,664,419
	Vanguard Trust Company	Vanguard Target 2070, 6,959 shares	170,210
	Vanguard Trust Company	Vanguard Target Retirement Income, 239,193 shares	10,766,066

	Self-directed Brokerage Accounts
*	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	9,889,909

	Common Stock
*	ArcBest Corporation	ArcBest Corporation Stock Fund	4,914,215
	Total Investments		$758,591,320

*	Participant Loans	Various loans with interest rates of 4.25% to 10.50% with maturity dates from 12/27/2024 to 10/06/2034	$8,567,701

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ArcBest 401(k) and DC Retirement Plan

Date: June 25, 2025	/s/ Jason T. Parks
Jason T. Parks
Vice President – Controller and Chief Accounting Officer (Principal Accounting Officer)
ArcBest Corporation

EXHIBIT INDEX

Exhibit Number.	Seq. Description

23.1	Consent of Forvis Mazars, LLP